June 20, 2006

Via U.S. Mail

Graeme Musker
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN

RE: 	Cambridge Antibody Technology Group plc
	Amendment No. 6 to Schedule 13E-3 and Schedule TO-T filed
June
15, 2006
		by AstraZeneca PLC and AstraZeneca UK Limited
	File No. 005-46037

Dear Mr. Musker:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3/Schedule TO-T

Recommended Cash Offer
1. We note your response to prior comment 4, however, we continue to
believe that the requested changes are necessary.  We understand, as
you have indicated, that "the Offer Document has been prepared as
a
single document for use around the world, with a particular
emphasis
on UK style and format," however Item 1014(a) of Regulation M-A talks
specifically in terms of stating whether the going private transaction is fair or unfair to the unaffiliated stockholders.
We
reiterate our request that you revise the offering materials to consistently articulate the fairness determination of both AstraZeneca and CAT in these terms.
2. We note your response to prior comment 6 and your indication that
"it is established practice for the target`s financial advisor to stipulate that it has taken into account the commercial assessments of the target`s directors in providing advise to such directors," however, it is not clear to us what is meant by "commercial assessments." For example, are you referring to internal projections and assumptions?  Please advise.
	Special Factors, page 30
3. See prior comment 10. Please revise your offering materials to indicate, as you have in your response, that the committee was not formed to consider the fairness of the Offer and that "certain matters" refers to "administrative matters related to the execution of the Offer."
4. We note your response to prior comment 17 and, in particular, your
indication that "`going concern value` was implicitly considered by
AstraZeneca" and that the existing disclosures "indicate clearly that
there is value being ascribed above the net book value and liquidation value of the assets." Because your discussion does not specifically address going concern value in the context of one of the
factors that was considered by the Board in arriving at its substantive fairness determination, we request that you revise your disclosure to specifically state how this factor was considered. Please also revise your discussion to state why you believed it was not necessary to obtain a fairness opinion from Goldman Sachs International, as you have indicated in your response.
5. See prior comment 18.  We note your response and your reference to
prior comment 4, however, we reiterate the prior comment as it relates to our request that CAT state that the Offer is substantively and procedurally fair to the unaffiliated shareholders (emphasis added).
6. See prior comment 19.  Please revise your disclosure to
elaborate
upon how the fact that Morgan Stanley will receive two payments impacted the determination of the fairness of the transaction. We note your indication that the CAT Board did not believe that "the payments to Morgan Stanley had a material impact on the CAT Board`s determination of fairness of the Offer." Please revise your discussion to state this, otherwise it is not clear what is meant when you state that CAT "took note of the fact that Morgan Stanley will receive two payments..."
7. See prior comment 21. Consistent with our request in comment 4 above, please elaborate upon your discussion to explicitly discuss the fact that going concern value was considered by the CAT Board and how it assisted the CAT Board in arriving at the fairness
determination.
8. We note your response to prior comment 23. Please revise your disclosure to state, as you do in your response, why neither net book value nor liquidation value was considered.
9. We note your response to prior comment 27, however, we
reiterate
our request that you summarize all non-public information used by Morgan Stanley in formulating its fairness opinion. Also, in an appropriate place in this disclosure, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether the board found Morgan Stanley`s reliance upon those materials to be reasonable. We note your indication that the certain financial statements and financial projections
furnished
by CAT were not materially related to the transaction and were not material to Morgan Stanley`s formulation of its fairness opinion, however, without a very detailed explanation for the staff to consider elaborating upon why you believe that such information is immaterial, we believe that such information should be included in the offering materials.
10. We note your response to prior comment 28.   Please revise
your
disclosure to state, as you do in your response, why the non-executive directors of CAT did not retain any separate unaffiliated representative to act solely on behalf of the Public Shareholders.
	Part B - Further Terms of the Offer, page 56
11. We note your response to prior comment 30 and your indication that you expect to utilize a means other than placing an advertisement in a newspaper of national circulation in the United States to advise security holders of your intent to reduce the percentage, however, we do not believe these means to be adequate in informing security holders. Please ensure that such notice is placed as an advertisement in a newspaper of national circulation in the United States.

Exhibit 99.(a)(2) - Letter of Transmittal
12. We note your response to prior comment 31 and your indication that you would "not have any expectation that a fact finder would use such language to absolve AstraZeneca from any claim of potential
liability under the Exchange Act..."   Please also confirm
supplementally that you will not utilize this language as a defense to any such claim.

Closing Comments
	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please also advise us as to your intentions with respect to re-dissemination of the materials you revise in response to our comments.
      If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

Sincerely,


Mara L. Ransom
      Special Counsel
      Office of Mergers and Acquisitions


cc via facsimile at (011 44 20) 7456-2222:

Thomas B. Shropshire, Esq.
Linklaters

AstraZeneca PLC
June 20, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE